Exhibit 99.3

PRESS RELEASE

Affimed Reports Third Quarter 2022 Financial Results and

Highlights Recent Clinical and Corporate Progress

•

AFM13: Secured access to commercially viable natural killer (NK) cell product to accelerate clinical development of AFM13 and address the high unmet need of CD30-positive lymphoma patients through a collaboration with Artiva Biotherapeutics; an Investigational New Drug (IND) application filing is expected H1 2023

•

AFM13 combination with NK cells: As of July 31, 2022 in 24 patients with CD30-positive lymphoma treated at the highest dose level of the combination treatment of AFM13 with allogeneic cord-blood derived NK cells continues to achieve a 100% overall response rate (ORR) and an improved 70.8% complete response rate (CR)

•	AFM13 monotherapy: On track to report topline data of the registration-directed REDIRECT trial in mid-December 2022

•

AFM24: Updated data from AFM24-101 and AFM24-102 presented at the Society for Immunotherapy of Cancer (SITC) show first partial response to AFM24 in combination with atezolizumab; data updates from the three ongoing studies are expected at major scientific conferences in Q2 and Q3 of 2023

•	AFM28: Clinical trial applications (CTA) have been filed in European countries and initiation of phase 1 study is expected in the H1 of 2023

•	Net cash used in operating activities for the quarter ended September 30, 2022, was €19.0 million

•	Cash and cash equivalents as of September 30, 2022, were approximately €222.9 million with anticipated cash runway into mid-2024

•	Conference call and webcast scheduled for November 15, 2022, at 8:30 a.m. EST / 14:30 CET

Heidelberg, Germany, November 15, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the third quarter ended September 30, 2022 and provided an update on clinical and corporate progress.

“We are excited to have secured a partner that is able to provide a commercially viable NK cell product that enables us to start a registration directed, multicenter clinical trial in order to bring this promising treatment to patients in need as fast as possible. This collaboration builds on the foundation of the exceptional data of AFM13 in combination with NK cells that will be presented at ASH,” said Dr. Adi Hoess, CEO of Affimed. “The progress we are making across our pipeline has laid the foundation for the next steps of development. We are looking forward to sharing key clinical milestones before the end of this year, including topline data from the REDIRECT study and data from the combination of AFM13 with NK cells.”

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

•

Affimed expects to report top-line data from the phase 2 REDIRECT study (AFM13-202) of AFM13 monotherapy in patients with relapsed / refractory (r/r) CD30-positive peripheral T-cell lymphoma (PTCL) in mid-December.

REDIRECT is a phase 2, registration-directed study of AFM13 monotherapy that has completed enrollment of more than 100 r/r PTCL patients. The focus of the topline data will be the overall response rate and preliminary assessment of response duration.

•

A clinical update from the ongoing phase 1/2 trial with Affimed’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived NK cells followed by three weekly infusions of AFM13 in patients with CD30-positive r/r Hodgkin and non-Hodgkin lymphomas will be provided at the upcoming ASH conference in an oral presentation by Dr. Yago Nieto, M.D., Ph.D., Professor of Stem Cell Transplantation and Cellular Therapy at The University of Texas MD Anderson Cancer Center and principal investigator of the study, on Saturday, December 10, 2022 at 1:15 p.m. CST / 2:15 p.m. EST.

Since the last study update in April 2022 until July 31, 2022 an additional 11 patients were enrolled, resulting in 24 patients treated at the recommended phase 2 dose (RP2D) with up to 4 cycles; a total of 30 patients have been enrolled in the study. The combination treatment continues to show a 100% ORR at the highest dose level and a further improvement in the CR rate, from the previously reported 61.5% to 70.8%.

The safety profile for AFM13 is consistent with previously reported data of infusion related reactions being manageable, with the main treatment-related side-effect being infusion-related reactions. The side effects observed in the trial were transient and did not lead to treatment delays or discontinuations.

•	Affimed plans to host an in-person investor meeting and webcast in conjunction with the American Society of Hematology (ASH) Annual Meeting and Exposition on Saturday, Dec. 10, 2022.

Partnership with Artiva

In November 2022, Affimed announced a strategic partnership with Artiva Biotherapeutics to jointly develop, manufacture and commercialize a combination therapy of AFM13 and Artiva’s cord blood-derived, cryopreserved/off-the-shelf, allogeneic NK cell product candidate, AB-101 in CD30-positive lymphomas.

Affimed submitted a pre-IND meeting request for the AFM13 and AB-101 co-administered combination therapy to the U.S. Food and Drug Administration (FDA) requesting feedback on the clinical trial design in relapsed/refractory (r/r) Hodgkin lymphoma with an exploratory arm evaluating the combination in r/r CD30-positive peripheral T-cell lymphoma and potential path to registration. The FDA is expected to provide feedback by Q1 2023.

The companies expect to submit an Investigational New Drug (IND) application to the FDA in H1 2023.

AFM24 (EGFR/CD16A)

•

AFM24-101: Affimed continues to enroll patients in the expansion phase of the AFM24 monotherapy study at the RP2D. The expansion cohorts include patients with renal cell carcinoma (clear cell), non-small cell lung cancer (EFGR mutant) and colorectal cancer.

•

Comprehensive correlative science findings of the AFM24-101 study presented in a poster at the 37th SITC Annual Meeting showed that starting at low doses of AFM24, NK cell activation was seen in peripheral blood. CD16A receptor occupancy leveled off at doses of 320mg and above, indicating receptor saturation. Activation of the adaptive immune system was also seen at higher doses of AFM24. When tissue biopsies were analyzed, AFM24-treated patients had an increase in NK cells and cytotoxic T cells in the tumor, suggesting that treatment with AFM24 activates both the innate and adaptive immune system in the periphery of the tumor as well as the tumor microenvironment.

•

AFM24-102: Enrollment continues in the phase 1/2 a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in patients with advanced epidermal growth factor receptor-expressing solid tumors. AFM24-102 includes patients with non-small cell lung cancer (EGFR wildtype), gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer. Patients being enrolled in the study are required to have progressed or relapsed on standard of care therapies. The first cohort (160 mg) was completed successfully with no reports of dose-limiting toxicities (DLTs). Enrollment is ongoing in the second dose escalation cohort treating patients with a weekly AFM24 dose of 480 mg. No DLTs were observed in the first three patients treated in this cohort and three additional patients are being enrolled at this dose level to confirm 480 mg as the RP2D.

Data from the first cohort of the phase 1 dose escalation study presented at SITC showed that clinical activity was observed in two patients at the 160 mg dose level. A patient with gastric cancer and skin metastases who had rapidly progressed following four prior lines of therapy, including a PD-1 inhibitor, achieved a partial response (PR). The second patient with pancreatic adenocarcinoma showed stable disease (SD) beyond four months.

•

AFM24-103: In the phase 1/2a combination study of AFM24 with SNK01, NKGen Biotech’s ex vivo expanded and activated autologous NK cell therapy, enrollment has been completed in the first dose cohort (160 mg AFM24 weekly), with no DLTs observed. The Company is currently enrolling patients at the 480 mg dose level.

AFM24-103 is focused on the treatment of patients with non-small cell lung cancer (NSCLC, EGFR-wildtype), squamous cell carcinoma of the head and neck, and colorectal cancer.

•	Affimed expects to provide data updates from the three ongoing studies at major scientific conferences in Q2 and Q3 of 2023.

Preclinical Programs

AFM28 (CD123/CD16A)

Affimed’s AFM28 ICE® targets CD16A on NK cells and macrophages, and CD123 on leukemic blasts and leukemic stem cells that are prevalent in acute myeloid leukemia (AML).

Pre-clinical data from a collaboration between Affimed and the Department of Hematology and Oncology, Medical Faculty Mannheim, Heidelberg University will be presented at the ASH conference.

The study evaluated the efficacy of AFM28 in preclinical AML models. In a panel of AML cell lines, AFM28 successfully engaged allogeneic NK cells to destroy CD132-positive tumor cells through antibody-dependent cytotoxicity (ADCC). ADCC induced by AFM28 was independent of leukemic cell mutational profiles and was also effective in targeting cells with low levels of CD123 surface expression.

Residual leukemic stem cells are a frequent cause for relapse and associated with poor prognosis. Patient-derived AML cell cultures incubated with AFM28 and allogeneic NK cells showed significantly reduced numbers of outgrowing colonies compared to controls. That indicates that LSCs and progenitor cells were eliminated. These results were confirmed in an AML mouse model demonstrating complete inhibition of tumor growth throughout a 42-day treatment period in comparison to untreated control mice who all developed systemic disease.

The Company anticipates initiating the phase 1 clinical study for AFM28 in the first half of 2023.

Partnerships and Collaborations

Partnered programs with Genentech and Roivant continue to progress.

Roivant presented a poster at SITC that AFVT-2101/AFM32 represents a novel approach to treating folate receptor alpha (FRα) expressing tumors by engaging the innate immune response for safe and effective tumor cell killing. The company announced that it is expecting to enter phase 1 clinical trial in 2023.

Affimed is eligible for additional proceeds including pre-clinical milestones as well as milestones based on early regulatory achievements.

Third Quarter 2022 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of September 30, 2022, cash and cash equivalents totaled €222.9 million compared to €197.6 million on December 31, 2021. Based on the Company’s current operating plan and assumptions, cash and cash equivalents are expected to support operations into mid-2024.

Net cash used in operating activities for the quarter ended September 30, 2022, was €19.0 million compared to €25.6 million for the quarter ended September 30, 2021.

Total revenue for the quarter ended September 30, 2022, was €14.9 million compared with €8.7 million for the quarter ended September 30, 2021. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended September 30, 2022, increased by 27% from €20.6 million to €26.1 million compared to the quarter ended September 30, 2021. Research and development expenses increased primarily due to higher expenses associated with the development of the AFM13 and AFM24 programs and included costs to produce clinical trial material, clinical patient trial costs and manufacturing, an increase in costs associated with other early-stage programs and infrastructure, and an increase in share-based payment expenses.

General and administrative expenses increased 19% from €6.8 million in the quarter ended September 30, 2021 to €8.1 million in the quarter ended September 30, 2022. The increase predominately relates to an increase in headcount, higher share-based payment expenses, an increase in insurance premiums and higher consulting costs.

Net finance income for the quarter ended September 30, 2022 increased by 84% from €1.5 million in the quarter ended September 30, 2021, to €2.7 million. Net finance income is largely the result of foreign exchange gains related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and the Euro during the year.

Net loss for the quarter ended September 30, 2022, was €16.5 million, or €0.11 loss per common share compared with a net loss of €17.1 million, or €0.14 loss per common share, for the quarter ended September 30, 2021.

The weighted number of common shares outstanding for the quarter ended September 30, 2022 was 149.3 million.

Additional information regarding these results is included in the notes to the consolidated financial statements as of September 30, 2022, which will be included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast November 15, 2022, at 8:30 a.m. EST / 14:30 CET to discuss third quarter 2022 financial results and corporate developments. The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link https://register.vevent.com/register/BI62ec6e16028b424eba578af8c49e4240, and you will be provided with dial-in details and a pin number.

Notes:

To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time.

A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the trends that may affect the industry or the Company, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Unaudited consolidated interim statements of comprehensive income / (loss)

(in € thousand)

	For the three months ended September		For the nine months ended September
	2022	2021	2022	2021
Revenue	14,888	8,662	30,195	30,028
Other income – net	118	231	642	710
Research and development expenses	(26,126)	(20,621)	(65,333)	(53,826)
General and administrative expenses	(8,089)	(6,841)	(23,509)	(16,766)

Operating loss	(19,209)	(18,569)	(58,005)	(39,854)
Finance income / (costs) – net	2,719	1,474	5,443	5,421

Loss before tax	(16,490)	(17,095)	(52,562)	(34,433)
Income taxes	0	0	(2)	(2)

Loss for the period	(16,490)	(17,095)	(52,564)	(34,435)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	(73)	(3,489)	(6,846)	(8,838)

Other comprehensive income / (loss)	(73)	(3,489)	(6,846)	(8,838)

Total comprehensive income / (loss)	(16,563)	(20,584)	(59,410)	(43,273)

Basic and diluted earnings / (loss) per share in € per share (undiluted = diluted)	(0.11)	(0.14)	(0.38)	(0.29)
Weighted number of common shares outstanding	149,339,335	119,786,695	140,036,614	118,545,453

Consolidated interim statements of financial position

(in € thousand)

	September 30, 2022	December 31, 2021
	(unaudited)
ASSETS
Non-current assets
Intangible assets	1,555	1,607
Leasehold improvements and equipment	3,584	3,814
Long-term financial assets	0	12,348
Right-of-use assets	710	972

	5,849	18,741
Current assets
Cash and cash equivalents	222,895	197,630
Trade and other receivables	1,691	4,809
Inventories	673	421
Assets held for sale	1,731	0
Other assets and prepaid expenses	3,560	3,534

	230,550	206,394
TOTAL ASSETS	236,399	225,135
EQUITY AND LIABILITIES
Equity
Issued capital	1,493	1,234
Capital reserves	578,390	474,087
Fair value reserves	(5,954)	(5,973)
Accumulated deficit	(392,826)	(333,397)

Total equity	181,103	135,951
Non current liabilities
Borrowings	13,027	17,060
Contract liabilities	1,238	7,209
Lease liabilities	203	368

Total non-current liabilities	14,468	24,637
Current liabilities
Trade and other payables	15,078	18,860
Borrowings	4,957	580
Lease liabilities	541	683
Contract liabilities	20,252	44,424

Total current liabilities	40,828	64,547
TOTAL EQUITY AND LIABILITIES	236,399	225,135

Unaudited consolidated interim statements of cash flows

(in € thousand)

	For the nine months ended September 30,
	2022	2021
Cash flow from operating activities
Income / (loss) for the period	(52,564)	(34,435)
Adjustments for the period:
- Income taxes	2	2
- Depreciation and amortization	1,066	935
- Net gain / loss from disposal of leasehold improvements and equipment	0	(2)
- Share-based payments	14,779	8,117
- Finance income / costs – net	(5,443)	(5,421)

	(42,160)	(30,804)
Change in trade and other receivables	3,118	(1,320)
Change in inventories	(252)	(446)
Change in other assets and prepaid expenses	(26)	1,064
Change in trade, other payables, provisions and contract liabilities	(33,888)	(26,802)

	(73,208)	(58,308)
Interest received	228	0
Paid interest	(950)	(647)
Paid income tax	(2)	(2)

Net cash used in operating activities	(73,932)	(58,957)

Cash flow from investing activities
Purchase of intangible assets	(30)	(5)
Purchase of leasehold improvements and equipment	(263)	(1,527)
Cash received from the sale of financial assets	3,772	0

Net cash used for investing activities	3,479	(1,532)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	95,907	103,379
Transaction costs related to issue of common shares	(6,159)	(6,548)
Proceeds from borrowings	0	10,000
Transaction costs related to borrowings	0	(236)
Repayment of lease liabilities	(538)	(372)
Repayment of borrowings	(70)	(69)

Cash flow from financing activities	89,140	106,154

Exchange-rate related changes of cash and cash equivalents	6,578	6,223
Net changes to cash and cash equivalents	18,687	45,665
Cash and cash equivalents at the beginning of the period	197,630	146,854

Cash and cash equivalents at the end of the period	222,895	198,742

Unaudited consolidated interim statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993

Issue of common shares	205	94,138			94,343
Exercise of share-based payment awards	10	2,667			2,677
Equity-settled share-based payment awards		8,117			8,117
Loss for the period				(34,435)	(34,435)
Other comprehensive loss			(8,838)		(8,838)

Balance as of September 30, 2021	1,198	450,086	(7,118)	(310,309)	133,857

Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares	259	89,423			89,682
Exercise of share-based payment awards		101			101
Equity-settled share-based payment awards		14,779			14,779
Transfer of cumulative loss on sale of financial assets			6,865	(6,865)	0
Loss for the period				(52,564)	(52,564)
Other comprehensive loss			(6,846)		(6,846)

Balance as of September 30, 2022	1,493	578,390	(5,954)	(392,826)	181,103